UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

First Defiance Financial Corp.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

32006 W 106
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)
☐           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32006 W 106	13G
1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) First Defiance Financial Corp. Employee Stock Ownership Plan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Ohio
Number of	5	Sole Voting Power -0-
Shares Beneficially Owned by Each	6	Shared Voting Power -0-
Reporting Person With	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 527,724
9	Aggregate Amount Beneficially Owned by Each Reporting Person 527,724
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row 9 6.5%
12	Type of Reporting Person (See Instructions) EP

CUSIP No. 32006 W 106	13G
1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) First Federal Bank of the Midwest
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of	5	Sole Voting Power -0-
Shares Beneficially Owned by Each	6	Shared Voting Power -0-
Reporting Person With	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 527,724
9	Aggregate Amount Beneficially Owned by Each Reporting Person 527,724
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row 9 6.5%
12	Type of Reporting Person (See Instructions) BK

Item 1(a).	Name of Issuer:

First Defiance Financial Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

601 Clinton Street
Defiance, Ohio 43512

Item 2(a).	Names of Persons Filing:

First Federal Bank of the Midwest

First Defiance Financial Corp. Employee Stock Ownership Plan

Item 2(b).	Address of Principal Business Office or, if none, Residence:

First Federal Bank of the Midwest
601 Clinton Street
Defiance, Ohio 43512

First Defiance Financial Corp. Employee Stock Ownership Plan
First Federal Bank of the Midwest, Trustee
601 Clinton Street
Defiance, Ohio 43512

Item 2(c).	Citizenship:

First Federal Bank of the Midwest
Organized under the laws of the United States

First Defiance Financial Corp. Employee Stock Ownership Plan
Organized under the laws of Ohio

Item 2(d).	Title and Class of Securities:

Common stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

32006 W 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

First Federal Bank of the Midwest

(a)	Amount beneficially owned:
527,724

(b)	Percent of class:
6.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
-0-

(ii)	Shared power to vote or to direct the vote:
-0-

(iii)	Sole power to dispose or to direct the disposition of:
-0-

(iv)	Shared power to dispose or to direct the disposition of:
527,724

First Defiance Financial Corp. Employee Stock Ownership Plan

(a)	Amount beneficially owned:
527,724

(b)	Percent of class:
6.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
-0-

(ii)	Shared power to vote or to direct the vote:
-0-

(iii)	Sole power to dispose or to direct the disposition of:
-0-

(iv)	Shared power to dispose or to direct the disposition of:
527,724

There are 527,724 common shares owned by the First Defiance Financial Corp. Employee Stock Ownership Plan (the "Plan").  First Federal Bank of the Midwest is the Trustee of the Plan.  Under the terms of the Plan, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated.  With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion.  As of December 31, 2008, all shares held by the Plan had been allocated to the accounts of participants.

The Trustee is directed by the Plan to invest primarily in shares of First Defiance Financial Corp.  The Trustee has limited power to dispose of Plan shares, as set forth in the Plan, such as in order to pay Plan participants.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST FEDERAL BANK OF THE MIDWEST

Date:	February 13, 2009	By:	/s/ Thomas F. Weber
Thomas F. Weber, Vice President

FIRST DEFIANCE FINANCIAL CORP.
EMPLOYEE STOCK OWNERSHIP PLAN

		By:	First Federal Bank of the Midwest,
Trustee

Date:	February 13, 2009	By:	/s/ Thomas F. Weber
Thomas F. Weber, Vice President

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of First Defiance Financial Corp., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.

FIRST FEDERAL BANK OF THE MIDWEST

Date:	February 13, 2009	By:	/s/ Thomas F. Weber
Thomas F. Weber, Vice President

FIRST DEFIANCE FINANCIAL CORP.
EMPLOYEE STOCK OWNERSHIP PLAN

		By:	First Federal Bank of the Midwest,
Trustee

Date:	February 13, 2009	By:	/s/ Thomas F. Weber
Thomas F. Weber, Vice President